UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Table of Contents

Management Discussion and Analysis

For the three months ended December 31, 2003

1
financial summary

2
overview

4
results from operations

8
liquidity and capital resources

11
consolidated balance sheets

12
consolidated statements of operations and deficit

13
consolidated statements of cash flows

14
notes to the consolidated financial statements

Financial Summary

Three months ended December 31
(in thousands of U.S. dollars, except share amounts and ratios)	2003	2002

Operations
Total revenue	$154,930	$142,776
Gross profit	67,830	63,054
Gross margin	43.8%	44.2%
Total operating expenses	63,345	60,703
Net earnings	12,326	1,513
Earnings per share - basic	0.25	0.03
Earnings per share - diluted	0.24	0.03

Weighted shares outstanding - basic	49,952,469	49,747,978
Weighted shares outstanding - diluted	51,318,514	50,262,797

	December 31 2003	September 30 2003

Financial Position
Cash and cash equivalents	$69,893	$59,021
Working capital	166,075	156,988
Total assets	535,789	501,392
Shareholders' equity	320,972	303,987

2004 Fiscal First Quarter Highlights

  Creo completed the acquisition of a printing plate production facility from First Graphics (Pty) Limited for a final purchase price of $11.6 million. The acquisition was first announced on September 15, 2003 along with the launch of our own thermal printing plate and the expansion of our digital media strategy.
  Creo received $22.1 million from the sale of the equity holding in Printcafe Software, Inc. and collection of the outstanding loan to Printcafe.
  Creo paid in cash the outstanding $4.0 million promissory note in the acquisition of ScenicSoft, Inc. closed on October 24, 2002.
  Creo acquired software technology from HiT Internet Technologies SpA of Affi, Italy, a leading developer of technology for the publishing industry, which will be incorporated into our new Synapse NewsManager workflow.
2004 Fiscal First Quarter ended December 31, 2003	1

Overview

All dollar amounts referred to in this report are United States dollars, unless otherwise specified.

The management discussion and analysis ("MD&A") of Creo Inc. for the 2004 first quarter focuses on our financial results from the sale of our products, services and consumables in the following economic segments: the Americas; Europe, the Middle East and Africa ("EMEA"); Asia-Pacific, including Japan; and OEM and Other. Headquartered in Vancouver, Canada, we have sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., Israel and South Africa.

The bulk of our revenue comes from the sale and support of complete computer-to-plate ("CTP") systems, including output devices, workflow software, consumables and service. We sell and support our products through both direct and indirect sales organizations. In the Americas, nearly all of our sales are made through direct channels, while over 60% of our sales are through direct channels in EMEA and Asia-Pacific.

We operate internationally with a substantial portion of our business conducted in foreign currencies. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to various European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies.

The graphic arts industry is undergoing significant changes as it transitions to completely digital processes and competition among providers of digital prepress solutions is intense. A significant element of our growth strategy is the introduction and sale of our own digital thermal plates which directly addresses competitive advantages held by some of our competitors, doubles our addressable market and provides us with a recurring revenue stream. This strategy was launched in September 2003 and represents the culmination of many years of development and preparation.

This MD&A, which includes a review of the operations and the financial condition of Creo, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for Creo, as well as with the MD&A and the Consolidated Financial Statements and Notes included in Creo's annual report for the year ended September 30, 2003, which is available at www.creo.com/investors or from Creo directly.

This MD&A contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to Creo and the operations of each economic segment based on assumptions, which Creo considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially

2004 Fiscal First Quarter ended December 31, 2003	2

from those contemplated by the forward-looking statements. Creo cautions the reader that the assumptions regarding future events, many of which are beyond the control of Creo, may ultimately prove to be incorrect.

As described in the risk factors section under the caption "Information Regarding Forward-looking Statements" and elsewhere in our annual report for the fiscal year ended September 30, 2003, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst others: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described in our annual report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Unless otherwise mentioned in this MD&A, the information provided in the annual MD&A for Creo, included in our annual report for the year ended September 30, 2003, remains unchanged.
2004 Fiscal First Quarter ended December 31, 2003	3

Results from Operations

The following comparison is based on the financial results for the 2004 first quarter ended December 31, 2003 compared to the financial results for the 2003 first quarter ended December 31, 2002, as reported under Canadian generally accepted accounting principles (GAAP).

Net earnings

For the 2004 first quarter, Creo recorded net earnings of $12.3 million or 24 cents per diluted share. This compares to net earnings of $1.5 million or 3 cents per diluted share in the first quarter a year ago. Net earnings for the 2004 first quarter include a one-time gain on the sale of our investment in Printcafe Software, Inc. ("Printcafe") of 17 cents per diluted share. Excluding the one-time impact of the investment gain, net earnings increased as a result of improved operational efficiencies gained through targeted cost reduction.

Revenue by category
	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002	Change

Product	$97,439	$90,843	7.3%
Service	44,056	39,741	10.9%
Consumables	13,435	12,192	10.2%

	154,930	142,776	8.5%

Percentage of total revenue
Three months ended December 31
	2003	2002

Product	62.9%	63.6%
Service	28.4%	27.8%
Consumables	8.7%	8.6%

Our revenue is derived from sales of digital prepress products to direct customers, dealers and distributors, fees for service of equipment and sales of consumables that are used with our products.

In the 2004 first quarter, the strength of the euro and increased demand for our products improved total revenue compared to the same period in the prior year. Service and consumables revenue also benefited from currency appreciation in this period.

2004 Fiscal First Quarter ended December 31, 2003	4

Revenue by economic segment

Compared to last year, revenues were particularly strong in our Asia-Pacific region and in the digital printing business with Xerox. Revenue in Europe, Middle East and Africa ("EMEA") increased, largely on the strength of the euro, while revenue in the Americas was down in the first quarter as anticipated. We expect revenue in the Americas to increase in the 2004 second quarter.

	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002	Change

The Americas	$51,281	$56,115	(8.6)%
EMEA	60,026	49,586	21.1%
Asia-Pacific	20,709	17,038	21.5%
OEM and Other	22,914	20,037	14.4%

	154,930	142,776	8.5%

Percentage of total revenue
Three months ended December 31
	2003	2002

The Americas	33.1%	39.3%
EMEA	38.7%	34.7%
Asia-Pacific	13.4%	11.9%
OEM and Other	14.8%	14.1%

In the 2004 first quarter, revenue in the Americas region declined compared to the 2003 first quarter due to customer orders booked late in the quarter and the corresponding delays to system installations. Service and consumables revenue in the Americas were stable this quarter compared to the same quarter in the prior year although the consumables mix includes an increasing portion of thermal plates.

The EMEA region reported its highest quarterly revenue in the last two years largely due to the strength of the euro. Consumables revenue was stable in the region with similar mix change as noted in the Americas. EMEA continues to grow as a percentage of total revenue.

Revenue in the Asia-Pacific region improved primarily driven by strong sales growth in Japan offset by reduced product revenue in other parts of Asia-Pacific as compared to the same quarter last year.

The OEM and Other segment reported increased revenue as a result of a seasonally strong quarter for our digital printing business with Xerox. The strength of this business was offset by reductions in our OEM revenue received from Heidelberger Druckmaschinen and others compared to the same quarter in the prior year.

2004 Fiscal First Quarter ended December 31, 2003	5

Gross margin

Gross profit increased by 7.6% to $67.8 million in the 2004 first quarter compared to $ 63.1 million in the 2003 first quarter. The increase in gross profit is commensurate with the improvement in our product revenue.

Gross margin was 43.8% and 44.2% in the 2004 first quarter and 2003 first quarter, respectively. The decline in gross margin reflects product mix shifts in our OEM and Other revenue and the appreciation of the Canadian dollar.

Total operating expenses
	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002	Change

Research and development, net	$20,145	$18,707	0.8%
Sales and marketing	27,686	25,440	8.8%
General and administration	15,620	17,352	(10.0)%
Other income	(815)	(1,546)	(47.3)%
Other charges	709	750	*

	63,345	60,703	4.3%

* not meaningful

Percentage of total revenue
Three months ended December 31
	2003	2002

Research and development, net	13.0%	13.1%
Sales and marketing	17.9%	17.8%
General and administration	10.1%	12.2%
Other income	*	*

Other charges	*	*
Total operating expenses	40.8%	42.5%

* not meaningful

In the first quarter of 2004, the significant appreciation of both the euro and Canadian dollar compared to the U.S. dollar increased total operating expenses compared to the same period one year ago.

The primary factors offsetting the currency appreciation in total operating expenses in the 2004 first quarter compared to the same quarter in the prior year include:

  the completion of the consolidation of our Iris proofing business to Vancouver;
  targeted cost control, including significant reductions in travel expenses and information technology spending; and
  lower bad debt expense through improved internal processes.
2004 Fiscal First Quarter ended December 31, 2003	6

Total operating expenses this quarter include $1.6 million in severance costs from reorganization activities in EMEA primarily in sales and marketing and $0.7 million intangible asset amortization.

Other charges
	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002

Intangible asset amortization	$709	$537
Business integration costs	-	213

	709	750

Intangible asset amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft Inc. in the 2003 first quarter.

Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company. Beginning in the 2004 first quarter, these costs have been included in our general and administration expenses.

Income taxes

A tax expense of $0.9 million was recorded for the 2004 first quarter compared to a tax expense of $0.5 million for the same period last year. The increase in tax expense in the 2004 first quarter was a result of higher income before taxes compared to the same period last year.
2004 Fiscal First Quarter ended December 31, 2003	7

Liquidity and Capital Resources
	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002	Change

Net cash provided by (used in)
Operations	$8,092	$7,189	13%
Investing	228	(9,559)	102%
Financing	1,608	904	*

* not meaningful

As of December 31, 2003, our primary source of liquidity is current cash and cash equivalents. Liquidity in the short-term has been aided by the sale of Printcafe shares and repayment of the Printcafe loan receivable in the 2004 first quarter.

We expect that our cash levels are sufficient to fund our current business model, fund capital expenditures and meet customer commitments for the next 12 months. Should revenues and cash flows be materially lower than expected we will take action to reduce expenses, capital expenditures and investments or draw on our lines of credit in order to meet cash requirements. We may seek additional external financing (which may include debt, convertible debt and/or equity financings) should the need arise to fund general corporate purchase, investments or potential acquisitions.

Cash flow from operations was $8.1 million due to operating profitability of $7.6 million and net cash inflow of $0.5 million from operating assets and liabilities. Increased inventory levels due to higher sales and production volumes and increased sales tax receivables substantively offset a net increase to trade and other payables. Trade payables are expected to fluctuate quarter to quarter as a result of the timing of payments.

Cash flows used in investing activities were $0.2 million which include:

  net proceeds received from the sale of our equity stake in and loan receivable repayment from Printcafe offset by the acquisition of a plate manufacturing facility from First Graphics (Pty) Limited, the purchase of intellectual property from HiT Internet Technologies SpA and the remaining payment relating to the ScenicSoft acquisition.

As at December 31, 2003, we expect that our capital expenditures in fiscal 2004 will be equivalent to the prior year.

Cash flows from financing activities are due to proceeds received from exercise of employee stock options during the quarter.
2004 Fiscal First Quarter ended December 31, 2003	8

Uses of liquidity

Our cash requirements for the next 12 months are primarily to fund:

  operations;
  research and development;
  capital expenditures, particularly to further our digital media strategy;
  long-term liability payments;
  acquisitions; and
  restructuring activities.

Sources of liquidity

We have a $40.0 million 364-day-committed working capital facility. As of December 31, 2003 $4.3 million of the facility has been utilized to support various letters of credit. The working capital facility is secured by mortgages over our real estate assets in British Columbia and a floating charge on working capital in North America. There have been no direct borrowings under this facility. We also have various other uncommitted facilities aggregating approximately $10.0 million.
2004 Fiscal First Quarter ended December 31, 2003	9

Share Capital

As at December 31, 2003, Creo had 49,996,486 common shares and 9,861,962 stock options outstanding. The share capital used to calculate the earnings per share amounts is as follows:

	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002

Diluted - Canadian GAAP
Net earnings	$12,326,000	$1,513,000

Basic shares outstanding	49,952,469	49,747,978
Plus: dilutive securities	1,366,045	519,819

Dilutive shares outstanding	51,318,514	50,267,797

Basic earnings per share	$0.25	$0.03

Diluted earnings per share	$0.24	$0.03

	Three months ended December 31
(in thousands of U.S. dollars)	2003	2002

Diluted - U.S. GAAP
Net earnings	$11,927,000	$1,137,000

Basic shares outstanding	49,952,469	49,747,978
Plus: dilutive securities	1,366,045	519,819

Dilutive shares outstanding	51,318,514	50,267,797

Basic earnings per share	$0.24	$0.02

Diluted earnings per share	$0.23	$0.02

2004 Fiscal First Quarter ended December 31, 2003	10

Consolidated Balance Sheets
(in thousands of U.S. dollars)	December 31 2003	September 30 2003

Assets
Current assets
Cash and cash equivalents	$69,893	$59,021
Accounts receivable	132,380	126,506
Other receivables	27,766	23,634
Inventories	102,986	96,445
Income taxes receivable	5,260	6,078
Future income taxes	19,801	20,203

	358,086	331,887
Investments	-	12,912
Capital assets, net	120,089	112,441
Intangible assets, net	12,434	11,253
Goodwill	8,047	2,180
Other assets	21,616	17,405
Future income taxes	15,517	13,314

	$535,789	$501,392

Liabilities
Current liabilities
Accounts payable	$60,511	$48,429
Accrued and other liabilities	67,851	67,013
Future income taxes	1,083	1,937
Deferred revenue and credits	62,566	57,520

	192,011	174,899
Long-term liabilities	16,402	16,950
Future income taxes	6,404	5,556

	214,817	197,405

Shareholders' Equity

Share capital	698,398	696,837
Contributed surplus	2,059	6,059
Cumulative translation adjustment	21,413	14,315
Deficit	(400,898)	(413,224)

Total shareholders' equity	320,972	303,987

	$535,789	$501,392

See the Notes to the Consolidated Financial Statements
2004 Fiscal First Quarter ended December 31, 2003	11

Consolidated Statements of Operations and Deficit

 v
Three months ended December 31
(in thousands of U.S. dollars, except per share amounts)	2003	2002

Revenue
Product	$97,439	$90,843
Service	44,056	39,741
Consumables	13,435	12,192

	154,930	142,776
Cost of sales	87,100	79,722

Gross profit	67,830	63,054

Research and development, net	20,145	18,707
Sales and marketing	27,686	25,440
General and administration	15,620	17,352
Other income	(815)	(1,546)
Intangible asset amortization	709	537
Business integration costs	-	213

	63,345	60,703

Earnings before undernoted items	4,485	2,351
Gain on sale of investment	(8,723)	-
Income tax expense	882	463
Equity loss	-	375

Net earnings	$12,326	$1,513

Earnings per common share
Basic	$0.25	$0.03

Diluted	$0.24	$0.03

Deficit, beginning of period	$(413,224)	$(418,733)
Net earnings	12,326	1,513

Deficit, end of period	$(400,898)	$(417,220)

See the Notes to the Consolidated Financial Statements
2004 Fiscal First Quarter ended December 31, 2003	12

Consolidated Statements of Cash Flows
Three months ended December 31
(in thousands of U.S. dollars)	2003	2002

Cash provided by operations:
Net earnings	$12,326	$1,513
Items not affecting cash:
Amortization	5,308	5,933
Gain on sale of investment	(8,723)	-
Equity loss	-	375
Future income taxes	(1,781)	(628)
Other	472	(1,716)

	7,602	5,477

Changes in operating assets and liabilities:
Accounts receivable	(127)	(9,805)
Other receivables	(2,961)	1,414
Inventories	(1,898)	(584)
Accounts payable	7,953	5,549
Accrued and other liabilities	(3,386)	(66)
Income taxes	(2,091)	(2,598)
Deferred revenue and credits	3,000	7,802

	490	1,712

	8,092	7,189
Cash provided by (used in) investing:
Purchase of intangible assets	(1,890)	-
Repayment of promissory note	(4,000)	-
Acquisition, net of cash acquired	(12,243)	(4,700)
Purchase of capital assets	(3,723)	(4,748)
Proceeds from sale of capital assets	76	299
Proceeds from sale of investment	22,074	-
Other	(66)	(410)

	228	(9,559)

Cash provided by financing:
Proceeds from shares issued	1,561	-
Increase in long-term liabilities	47	904

	1,608	904

Foreign exchange gain on cash and cash equivalents held in foreign currency	944	738

Increase (decrease) in cash and cash equivalents	10,872	(728)
Cash and cash equivalents, beginning of period	59,021	70,671

Cash and cash equivalents, end of period	$69,893	$69,943

Supplementary information:
Taxes paid	$1,670	$308
Interest paid	-	44
Non-cash transactions:
Convertible note issued for acquisition	717	3,808

See the Notes to the Consolidated Financial Statements
2004 Fiscal First Quarter ended December 31, 2003	13

Notes to the Interim Consolidated Financial Statements

(in thousands of U.S. dollars, except per share amounts)

  Basis of presentation

  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2003 annual report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's 2003 annual report has not been included. The accompanying financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

  The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended September 30, 2003. Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

  Acquisitions

  In December 2003, the Company acquired a printing plate production facility from First Graphics (Pty) Limited (subsequently referred to as Creo South Africa). Creo South Africa is a modern printing plate manufacturing facility located in Pietermaritzburg, South Africa. The results of Creo South Africa have been included in the consolidated financial statements since the acquisition date.

  The Company acquired Creo South Africa for total consideration of approximately $11,588 comprising of $10,586 in cash, $750 promissory note payable one year after the close of the transaction, and $252 of capitalized transaction-related costs.

  The acquisition was accounted for as a purchase business combination and accordingly, the purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:

Current assets	$5,183
Capital assets, net	7,334
Goodwill	5,867

Total assets acquired	18,384
Current liabilities	6,119
Long-term liabilities	734

Total liabilities assumed	6,853

Net assets acquired	$11,531

2004 Fiscal First Quarter ended December 31, 2003	14

  In December 2003, the Company acquired certain intellectual property rights relating to newspaper production workflow technology from HiT Internet Technologies SpA for $1,890 (1,500 Euro). The acquired technology is subject to amortization and will be amortized over five years.

  In October 2003, the Company repaid $4,000 of convertible promissory notes with respect to the acquisition of ScenicSoft, Inc. (subsequently referred to as Creo Seattle). The Company acquired Creo Seattle in October 2002 for total consideration of $9,466 consisting of cash, convertible promissory notes of $4,000 repayable one year after closing, and assumption of liabilities.

  Investments

  In October 2003, the Company tendered its remaining equity investment in Printcafe Software, Inc. ("Printcafe") of approximately 4.7 million common shares and received payment for the outstanding loan receivable due from Printcafe of $11,800. The net proceeds received from both transactions were approximately $22,074, resulting in a gain of $8,723.

  Stock-based compensation

  The Company applies the intrinsic value method of accounting for stock-based compensation granted to employees. Accordingly, no compensation cost is recorded in the accounts in respect of its stock option plans. For stock options granted after fiscal 2002, disclosure of the impact on earnings and earnings per share as if the fair value method of accounting for stock-based compensation had been applied is required.

  The impact using the weighted average fair values noted below for options granted in the three months ended December 31, 2003 would approximate the following pro forma amounts:
	Three months ended December 31
	2003	2002

Compensation cost	$1,031	$22

Net earnings
As reported	$12,326	$1,513
Pro forma	$11,295	$1,491

Net earnings per share
Basic
As reported	$0.25	$0.03
Pro forma	$0.23	$0.03
Diluted
As reported	$0.24	$0.03
Pro forma	$0.22	$0.03

2004 Fiscal First Quarter ended December 31, 2003	15

  The fair value of each stock option granted is estimated at the time of grant using the Black-Scholes model with the weighted average assumption for grants as follows:

	Three months ended December 31
	2003	2002

Average fair value per option	$3.66	$2.88

Dividend yield	nil	nil
Risk-free interest rate	3.61%	3.96%
Expected stock option life	5 years	5 years
Expected volatility	53.1%	54.7%

  Segmented information

  The following tables present the Company's results by segment:

Three months ended December 31, 2003:
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$51,281	$60,026	$20,709	$22,914	$154,930
Segment contribution	12,043	11,074	4,863	(23,600)	4,380
Reconciliation to net earnings:
Segment contribution					$4,380
Financial income					814
Other					8,014
Income tax expense					(882)

Net earnings					$12,326

Three months ended December 31, 2002:
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$56,115	$49,586	$17,038	$20,037	$142,776
Segment contribution	10,839	9,792	1,988	(21,064)	1,555
Reconciliation to net earnings:
Segment contribution					$1,555
Financial income					1,546
Other					(1,125)
Income tax expense					(463)

Net earnings					$1,513

2004 Fiscal First Quarter ended December 31, 2003	16

  Differences between Canadian and U.S. generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company.
	Three months ended December 31
	2003	2002

Net earnings under Canadian GAAP	$12,326	$1,513
Adjustments:
Asset retirement obligation (a)	(19)	(20)
Fair value change of derivative instrument (b)	(30)	-
Stock option compensation (c)	(357)	(376)
Taxes on above adjustments	7	7

Net earnings under U.S. GAAP before cumulative effect of adoption of new accounting policy under U.S. GAAP	11,927	1,124
Cumulative effect of adoption of new accounting policy under U.S. GAAP, net of tax of $104 (a)	-	(175)

Net earnings under U.S. GAAP	11,927	949
Deficit, beginning of year under U.S. GAAP	(436,621)	(440,832)

Deficit, end of year under U.S. GAAP	$(424,694)	$(439,883)

Earnings per share - basic, U.S. GAAP	$0.24	$0.02

Earnings per share - diluted, U.S. GAAP	$0.23	$0.02

(a) Asset retirement obligations

Under U.S. GAAP, the fair value of an obligation associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related long-lived asset are measured and recognized in the period in which it is incurred. The cumulative effect of the adoption of this policy has been disclosed as a separate item in the determination of net earnings. The impact of the cumulative effect of asset retirement obligations on net earnings per share for the quarter ended December 31, 2002 is $nil.

(b) Fair value change of derivative instrument

Under U.S. GAAP, the Company is required to account for derivative instruments and associated hedging activities as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross -currency interest rate swap entered into in relation to the royalty arrangement did not qualify for hedge accounting under U.S. GAAP. As a result, the change in the mark to market valuation is recorded directly to earnings. In fiscal 2003, under Canadian GAAP, the Company had designated the cross-currency interest rate swap as an effective hedge and had accounted for the
2004 Fiscal First Quarter ended December 31, 2003	17

swap under hedge accounting. On October 1, 2003, the Company adopted CICA Accounting Guideline - Hedging Relationships ("AcG 13") for Canadian GAAP purposes. As a result, the treatment of the cross-currency interest rate swap will be consistent with U.S. GAAP and considered speculative and will no longer be recorded under hedge accounting. The cumulative effective at the time the derivative ceases to qualify for hedge accounting is deferred and amortized over the term of derivative instrument.

(c) Stock option compensation

Under U.S. GAAP, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25," "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of the Company's employee stock option is below the market value of the underlying share on the date of grant, APB 25 requires stock compensation to be recognized.

2004 Fiscal First Quarter ended December 31, 2003	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 4, 2004